Exhibit 99.85

ENTHUSIAST GAMING HOLDINGS INC.

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on January 20, 2021

This Form of Proxy is solicited by and on behalf of Management.

 Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
9.	IMPORTANT COVID-19 PANDEMIC ADVISORY: The Company is intending to hold the Meeting in a virtual-only format in response to health and safety concerns arising in connection with the COVID-19 pandemic. The Company may take alternative or additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 pandemic and related orders and recommendations of public health officials, including changing the date, format, time or location, and in an such event it will issue a press release to inform shareholders.	Fold

Proxies submitted must be received by close of business 5:00 pm, Eastern Time, on January 18, 2021.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following website www.investorvote.com • Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder

I/We being holder(s) of Enthusiast Gaming Holdings Inc. hereby appoint(s): Adrian Montgomery, Chief Executive Officer, or failing him, Alex Macdonald, Chief Financial Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Enthusiast Gaming Holdings Inc. (the “Company”) to be held in a virtual-only format via a live webcast accessible at http://meetingconnectsales.adobeconnect.com/eglxagm/, on January 20, 2021 at 9:00 am (Eastern Time) and at any adjournment or postponement thereof (the “Meeting”).

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Adrian Montgomery	□	□	02. Menashe Kestenbaum	□	□	03. Francesco Aquilini	□	□
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04. Michael Beckerman	□	□	05. Alan Friedman	□	□	06. Ben Colabrese	□	□

07. Robb Chase	□	□

	For	Withhold
2. Appointment of Auditors

To appoint KPMG LLP as auditors of the Company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors.	□	□

	For	Against
3. Approval and Ratification of New Stock Option Plan and Prior Grants

To consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Stock Option Plan, and the prior grant of an aggregate of 743,671 options granted thereunder, as more particularly described in the accompanying management information circular.	□	□

	For	Against
4. Approval and Ratification of New Share Unit Plan and Prior Awards

To consider and, if thought advisable, approve an ordinary resolution ratifying and approving the Company’s proposed Share Unit Plan, and the prior award of an aggregate of 1,251,162 restricted share units awarded thereunder, as more particularly described in the accompanying management information circular.	□	□
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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		/ /

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	□	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	□

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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